United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz, March 28, 2008

To the Shareholders of ARACRUZ CELULOSE S.A.

PROPOSALS ON THE CAPITAL BUDGET AND ON THE INCREASE OF THE LIMIT OF THE CAPITAL AUTHORIZED IN THE BY-LAWS

The proposal on the intended use of the result of the fiscal year 2007 included in the Financial Statements of Aracruz Celulose S.A. ("Aracruz" or "the Company") contemplates that, after the adjustments referred to in Articles 193 and 202 of Law 6,404/76, profits in the amount of R$ 470,686,378.05 shall be retained and allocated to the Investment Reserve. Upon such retention the Investment Reserve, which purpose is to support the investment plan of the Company, will amount to R$ 1,988,754,182.21.

Aracruz strategic objective for the coming years is to enlarge its share in the global market for short fiber and to remain one of the lowest cost production companies in its sector on a worldwide basis, adding value to its shareholders and other stakeholders. The achievement of such objectives will demand investments to support the Company's growth and keep its costs at competitive levels, considering global parameters.

Among the investments already approved by the Company's Board of Directors which shall contribute for the achievement of the results set forth above on a consistent basis are:

  the program for acquisition of land and investments in forestry for expansion and new projects, to ensure competitiveness and growth of the Company, which is budgeted at R$ 550 million this year.

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270-2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil -01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil -92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL -Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 -Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil -45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 -ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339

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In addition to that, investments in the annual recovering of the Company's forests and to assure sustainability of the existing production units are necessary.

The total amount of investments planned for the next 5 (five) years (2008-2012) is approximately US$ 1,446 billion or R$ 2,603 billion (R$/US$ 1.80) as per the details in the table below. Said amount may vary and possibly be greater than indicated as a result of the Company's strategic objectives. May we stress that this proposal does not contemplate capital investments related to production expansion projects under evaluation but not yet approved by the Board of Directors.

The planned investments shall be primarily funded with amounts retained at the Investment Reserve, pursuant to the proposal on the intended use of the results of the fiscal year 2007 and the Company's Financial Statements referring to previous years, already approved by the General Shareholders' Meeting.

We therefore submit to the approval of the Shareholders the proposal on the capital budget described below, with a duration of 5 (five) fiscal years, pursuant to Law 6,404/76:

CAPITAL BUDGET AND SOURCES AND APPLICATION

Planned investments for the years 2008 to 2012 Aracruz Celulose - Planned Capital Investments:

R$ million	2008	2009	2010	2011	2012	Total
Forestry (including land)	195	62	43	34	1	335
Production units	122	287	266	163	211	1,049
Silviculture	590	61	76	136	142	1,005
Supporting areas	133	23	24	27	6	214
Total	1.040	434	409	360	360	2,603
US$ million	2008	2009	2010	2011	2012	Total
Forestry (including land)	108	35	24	19	0	186
Production units	68	159	148	91	117	583
Silviculture	328	34	42	75	79	558
Supporting areas	74	13	14	15	4	119
Total	578	241	227	200	200	1,446

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270-2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil -01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil -92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL -Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 -Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil -45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 -ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339

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Summary Chart - Sources and Application

Sources		R$ million
Investment Reserve		1,989
Own Funds / Third Party Funds		614
	TOTAL	2,603
Application
Investiments		2,603

We also submit to the approval of the Shareholders the proposal on the increase of the limit of the capital authorized in the by-laws from R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) to R$ 5,000,000,000.00 (five billion reais) with the aim to adequate the capital structure to the future investment plans of the Company. Possible future capital increases within the proposed limit may be performed in one ore more occasions, using the limit of the authorized capital in whole or in part.

The Company's management is at the entire disposal of the Shareholders to provide additional clarification as may be deemed necessary.

Sincerely,

Carlos Alberto Vieira

CHAIRMAN OF THE BOARD OF DIRECTORS

ARACRUZ CELULOSE S.A. - Rodovia Aracruz-Barra do Riacho, s/nº - Aracruz, ES - Brasil - 29197-000 - Tel.: (27) 3270-2122 - Fax: (27) 3270-2136 - SÃO PAULO (SP) - Av. Brigadeiro Faria Lima, 2277 - 4º andar - São Paulo, SP - Brasil -01452-000 - Tel.: (11) 3301-4111 - Fax: (11) 3301-4202 - GUAÍBA (RS) - Rua São Geraldo, 1800 - Guaíba, RS - Brasil -92500-000 - Tel.: (51) 2139-7111 - Fax: (51) 2139-7111 - ARUS - FUNDAÇÃO ARACRUZ DE SEGURIDADE SOCIAL -Rodovia Aracruz-Barra do Riacho, Km 25 - Caixa Postal 331011 - Aracruz, ES - Brasil - 29197-000 - Tel.: (27)3270-2122 -Fax: (27)3270-2763 - ARACRUZ PRODUTOS DE MADEIRA S.A. - Rodovia BR 418, Km 37 - Posto da Mata, BA - Brasil -45928-000 - Tel.: (73) 209-1293 - Fax: (73) 209-1162 - ARACRUZ CELULOSE INC. - 16300 NE 19th Ave., Suite 210 North Miami Beach, FL - 33162 - USA - Tel.: 1 (305) 940-9762 - Fax: 1 (305) 940-9763 - ARACRUZ (EUROPE) S.A. - Av. Reverdil, 12-14 - CH-1260 - Nyon, Switzerland - Tel: 41 (22) 994-9030 - Fax: 41 (22) 994-9040 - ARACRUZ TRADING INTERNATIONAL LTD. - Akácos út 11 - H-2161 - Csomád, Hungary - Tel.: 36 (28) 566-576 - Fax: 36 (28) 566-575 -ARACRUZ TRADING INTERNATIONAL LTD. (China) - 2501-2 Great Eagle Centre - 23 Harbour Road - Wanchai - Hong Kong - SAR - Tel.: (852) 2866-7956 - Fax: (852) 2865-2423 - ARACRUZ CELULOSE S.A. BEIJING REPRESENTATIVE OFFICE - Towercrest Plaza, Suite 724 - 3, Mai Zi Dian West Road - Chao Yong District - Beijing 100016 - China - Tel.: (86)1-6467-4335 - Fax: (86)1-6467-4339

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer